UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC 20549

                                     FORM 12B-25

                             NOTIFICATION OF LATE FILING

          _X_   Form 10-K

          For Period Ended:  July 31, 1994

          PART I - REGISTRANT INFORMATION

          Full Name of Registrant:  Intelogic Trace, Inc.

          Former Name if Applicable:  N/A

          Address of Principal Executive Office:  Turtle Creek Tower I,
               P. O. Box 400044, San Antonio, Texas 78229-8415

          PART II - RULES 12b-25(b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check box if appropriate)

               (a)  The reasons described in  reasonable detail in Part III
                    of   this  form   could  not   be  eliminated   without
                    unreasonable effort or expense;

          X    (b)  The   subject   annual   report,  semi-annual   report,
                    transition report  on Form 10-K, Form  20-F, 11-K, Form
                    N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

          PART III - NARRATIVE

          State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

               Intelogic Trace, Inc. (the "Company") is not able to file its Annual Report on Form 10-K for the year ended July 31, 1994 within the time period prescribed for such report without unreasonable effort or expense. The Company's current reorganization efforts under Chapter 11 of the U. S. Bankruptcy Code and turnover in accounting staff has resulted in the Company having difficulty in compiling the financial and other information necessary for the timely completion of its audit and the other items required in the Form 10-K.

          PART IV - OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification: Philip D. Freeman, 210-593-5410.

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports been filed? _X_ Yes. __ No.

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? _X_Yes.
               __ No.

               It is anticipated that there will be a significant change in the results of operations as set forth in the Company's Annual Report on Form 10-K for the period ended July 31, 1994 in relation to the period ended July 31, 1993, which are required to be disclosed in the Form 10-K. The Company's revenues decreased to approximately $72.5 million from $88.2 million in 1993, with a corresponding decrease in gross profit to approximately $9 million from $22.4 million.

               In addition, the Company has filed for Bankruptcy under Chapter 11 of the Bankruptcy code. In connection with its pending reorganization, the Company anticipates recording approximately $16 million of reorganization charges during fiscal year 1994, principally from the write-down of its field support spares in connection with the anticipated outsourcing of such spares. The anticipated net loss for fiscal year 1994 will approximate $32.6 million compared to $1.5 million in 1993.

                                INTELOGIC TRACE, INC.
                     (Name of Registrant as Specified in Charter)

          has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

          Date: ______________________  By:  /S/ Philip D. Freeman
                                             Sr. Vice President, General
                                             Counsel & Secretary